[Seagate Technology Letterhead]

July 14, 2006

Re:	Seagate Technology Form 8-K

Filed May 25, 2006

Form 10-K for the fiscal year ended June 30, 2005

Filed August 1, 2005

Form 10-Q for the quarter ended March 31, 2006

Filed April 28, 2006

File No. 001-31560

Mr. Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Krikorian:

Seagate Technology (the “Company”) hereby submits for filing by direct electronic transmission the responses set forth below to the comment letter dated June 29, 2006 from the Staff regarding the filings listed above. To assist your review, we have included the text of the Staff’s comments below in italicized type.

Form 8-K filed May 25, 2006

1.	We note from your disclosure in Item 1.01 of the Form 8-K that you have agreed to fully and unconditionally guarantee all of Maxtor’s obligations under the 2005 Notes and the 2005 Indenture. Tell us how you plan to apply the disclosure requirements of Rule 3-10 of Regulation S-X in your future periodic reports.

Response: The Company respectfully advises the Staff that it intends to rely on Rule 3-10(c) of Regulation S-X in its future periodic reports. The Company believes that reliance on Rule 3-10(c) is appropriate because (1) Maxtor Corporation is a 100% owned subsidiary of Seagate Technology; (2) the guarantee under the 2005 Notes and the 2005 Indenture is full and unconditional; (3) no other subsidiary of the Company guarantees the 2005 Notes or the 2005 Indenture; and (4) the Company will file financial statements for the periods specified by Regulation S-X Rules 3-01 and 3-02 and will provide a condensed consolidating financial footnote for such periods with a separate column for (i) Seagate Technology (the parent company), (ii) Maxtor Corporation (the subsidiary issuer); (iii) all other subsidiaries of Seagate Technology and Maxtor Corporation on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. The Company will also continue to provide the condensed consolidating financial footnote that it has provided in historical periods for Seagate Technology HDD Holdings, another subsidiary issuer of senior debt guaranteed by the Company.

2.	We note that the 2005 and 2003 Convertible Senior Notes provide for the conversion into shares of your common stock. Tell us how you plan to account for and whether you believe that either of the convertible senior notes is conventionally convertible in accordance with paragraph 4 of EITF 00-19. Refer to paragraph 8 of EITF 05-02. If either of the notes is not considered a conventional convertible note, tell us how the Company evaluated the conversion features associated with this debt to determine whether there are embedded derivatives that meet the criteria for bifurcation under SFAS 133. Specifically, tell us how you considered the criteria in paragraphs 12(a) through (c) of SFAS 133 and the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis for each note of the conditions outlined in paragraphs 12 through 32 of EITF 00-19 to support your conclusions.

Response: Seagate plans to account for both the 2.375% due 2012 and the 6.8% due 2010 convertible notes as convertible debt in accordance with APB 14 and will not bifurcate the conversion features under SFAS 133 as the conversion features, if evaluated as a separate instrument, would qualify for the scope exception in SFAS 133, paragraph 11(a). Seagate, after evaluation of the terms of both notes, does not consider them to be conventional convertible notes as described in EITF 05-2, and therefore considered the criteria in paragraphs 12-32 of EITF 00-19 when concluding that the conversion features, if free-standing, would be classified within stockholder’s equity.

For each of the convertible notes above, the requirements of paragraphs 12 through 32 of EITF 00-19 have been met and the embedded derivative would be classified in stockholders’ equity if it was a freestanding derivative in accordance with paragraph 11(a) of SFAS 133. Specifically, Seagate made the following evaluation for each of the convertible notes:

•	Seagate is permitted to settle in unregistered shares

•	Seagate has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding

•	The contracts contain an explicit limit on the number of shares to be delivered in a share settlement

•	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC

•	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty with less than a full return of the amount due (no “top-off” or “make whole” provisions)

•	The contracts do not require net-cash settlement

•	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract

•	There is no requirement in the contract to post collateral at any point or for any reason

Under EITF 00-19, written options in Seagate’s own stock meet the definition of an equity instrument if the option may be settled by physical settlement or net-share settlement or if the contract gives Seagate the choice of net-cash settlement or settlement in its own shares, and the value of the option is based solely on changes in Seagate’s share price. According to the terms of the Notes, the embedded equity options can be settled in shares when tendered by a Holder or, for the 2.375% Notes due 2012, in cash or shares at Seagate’s option and are only indexed to Seagate’s own stock. Because the embedded equity option meets these remaining requirements of EITF 00-19, it would be accounted for as an equity instrument of Seagate rather than an asset or liability if it were a freestanding derivative.

Form 10-K for the fiscal near ended July 1, 2005, filed on August 1, 2005

Notes to the Consolidated Financial Statements

Note 2. Balance Sheet Information

Financial Instruments, Page 74

3.	We note from your disclosure that you have investments in auction rate preferred stock. Tell us whether you have classified the auction rate preferred stock as cash and cash equivalents or short-term investments. In this regard, we note from your disclosure on page 69 of the filing that you consider all highly liquid investments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents. Tell us how your presentation and classification of these auction rate securities on the face of the balance sheets and statements of cash flows is consistent with the guidance of SFAS 95, SFAS 115, and Chapter 3A of ARB 43. Also indicate what consideration you gave to disclosing your policy for such investment securities.

Response: The Company respectfully advises the Staff that it has considered the guidance in SFAS 95, SFAS 115, and Chapter 3A of ARB 43 in classifying auction rate securities as Short-term investments on the face of the balance sheet and included the purchases, sales and maturities of such auction rate securities in investing activities in its statements of cash flows. In determining the classification, the Company concluded that auction rate securities do not meet the definition of cash equivalents as defined in paragraph 8 of FASB Statement No. 95, Statement of Cash Flows. Because the auction rate securities held by the Company have stated maturities greater than three months, they cannot be classified as cash equivalents under Statement 95 unless they are purchased three months or less from their contractual maturity. Additionally, the Company will give consideration to specifically discussing the treatment of auction rate preferred securities in future periodic filings.

Form 10-Q for the quarterly period ended March 31, 2006, filed on April 28, 2006

Notes to Condensed Consolidated Financial Statements

Note 4. Stock-Based Compensation, page 14

4.	We note that you adopted the provisions of SFAS 123(R) using the modified prospective method, except for options granted prior to the Company’s initial filing of its Form S-1 in October 2002 for which compensation cost was based on the intrinsic value method. Explain how your transition method is consistent with the guidance in SFAS 123(R). In this regard, it appears that you used the-fair-value-based method for options granted prior to your initial Form S-1 filing in your pro forma disclosures under SFAS 123 in prior periodic filings. As such, pursuant to paragraph 71 of SFAS 123(R), you should apply the modified prospective application transition method.

Response: The Company respectfully advises the Staff that for options granted prior to the Company’s initial filing of its Form S-1 in October 2002 (i.e. prior to it becoming a public company), it did not use a fair value method in its pro-forma disclosures under Statement 123 in prior periodic filings. As disclosed on page 81 of its Form 10-K for the fiscal year ended July 1, 2006, the Company previously measured these awards using the minimum value method under Statement 123 for pro forma disclosure purposes and in its statement of operations measured compensation cost, if any, using the intrinsic value method following the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25).

Therefore, on July 2, 2005, when the Company adopted FASB Statement No. 123(R), Share-Based Payment, it had unvested options that were measured using the minimum value method (i.e. awards granted prior to it becoming a public entity) and unvested options that were measured using the fair value method (i.e. awards granted subsequent to becoming a public entity). Statement 123(R) requires public entities to use either the modified prospective or modified retrospective transition method when adopting Statement 123(R). Additionally, Statement 123(R) requires nonpublic entities that used the minimum value method to measure the compensation cost relating to employee stock options to use the prospective transition method. [Emphasis added].

Statement 123(R) precludes nonpublic companies that measured the compensation cost of employee stock options at minimum value from using the modified prospective or modified retrospective transition methods because the FASB did not believe amounts measured at minimum value should be recognized under Statement 123(R). Therefore, we applied the modified prospective application method only to awards granted while we were a public company.

On the other hand, public companies must adopt Statement 123(R) using either the modified prospective or modified retrospective transition methods, apparently without any consideration of the fact that some unvested awards on the date of adoption might have been measured under Statement 123 using the minimum value method. Because of the use of two different measurement methods, none of the three transition methods provided in Statement 123(R) clearly applies. The Company understands that the underlying principle of Statement 123(R)’s transition requirements is that on the date of adoption, unvested awards measured at minimum value for pro forma disclosure purposes should not be accounted for under Statement 123(R) while unvested awards measured at fair value should. The Company applied the prospective transition method to awards granted prior to becoming a public company (i.e. those awards previously measured at minimum value). The unrecognized compensation cost relating to those awards was therefore recognized in the financial statements subsequent to the adoption of Statement 123(R) using the same accounting principles (recognition and measurement) originally applied to those awards - i.e. the intrinsic value method of Opinion 25 and its related interpretive guidance.

5.	You disclose basic and diluted net income per share for the three and nine months ended March 31, 2006 as if you had not adopted SFAS 123(R). This presentation is considered a non-GAAP financial measure pursuant to the provisions of Item 10(e) of Regulation S-K. Demonstrate the usefulness of this non GAAP measure in assessing performance when the item excluded is of a recurring nature and a result of your operations and has contributed to your performance. Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003 (FAQ). If you are able to overcome, the burden of demonstrating the usefulness of the non-GAAP measure, revise to include the disclosure requirements of Item 10(e) of Regulation S-K, including the disclosures set forth in Question 8 of the FAQ. Refer to SAB Topic 14G.

Response: The Company respectfully advises the Staff that it believes that it made the disclosures referred to by the Staff to comply with generally accepted accounting principles, and more specifically the requirements of paragraph 84 of FASB Statement No. 123(R), Share-Based Payment, which states that “an entity shall disclose the effect of the change from applying the original provisions of Statement 123 on income from continuing operations, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share.” [Emphasis added] The Company observes that a substantially similar disclosure requirement is included for both voluntary and involuntary changes in accounting principles in paragraph 17(b)(2) of FASB Statement No. 154, Accounting Changes, which requires disclosure of the “effect of the change on income from continuing operations, net income (or other appropriate captions of changes in the applicable net assets or performance indicator), any other affected financial statement line item, and any affected per-share amounts for the current period and any prior periods retrospectively adjusted.” Further, paragraph A7 of Statement 154 illustrates a method to satisfy this disclosure requirement by disclosing what net income would have been absent the accounting change (the equivalent amount disclosed by the Company for EPS). We understand from discussions with our independent auditors that the SEC Staff believes that the disclosure provided in paragraph A7 of Statement 154 is acceptable for voluntary accounting changes, but not for involuntary accounting changes.

Although the Company’s intent with its disclosures was to comply with under generally accepted accounting principles as required in Statement 123(R) and Statement 154, the Company believes that the disclosure requirements of Statement 123(R) can be reasonably satisfied by disclosing the amount by which basic and diluted net income per share was decreased as a result of adoption of Statement 123(R), rather than disclosing what basic and diluted net income per share would have been (i.e., the Company need not “do the math” for the reader of the financial statements). Accordingly, the Company will revise its disclosures in future filings, beginning with its Form 10-K for the year ended June 30, 2006, to disclose the amount by which basic and diluted net income per share was decreased as a result of adoption of Statement 123(R), rather than disclosing what basic and diluted net income per share would have been had the Company not adopted Statement 123(R).

Item 1. Legal Proceedings

Intellectual Property Litigation, page 52

6.	We note from your disclosures that the U.S. Bankruptcy Court issued a ruling on December 20, 2005 indicating that the Company is not entitled to retain the benefits from the Patent Cross-License with Read-Rite Corporation. We further note from the disclosure on page 68 of the filing, that the impact of the litigation could have a material adverse effect on the Company. Tell us whether you have recognized an accrual for this loss contingency. If no accrual has been made, explain why the criteria of paragraph 8 of SFAS 5 were not met. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you should disclose the estimated additional loss or state that such an estimate cannot be made. See SAB Topic 5Y and paragraphs 9 and 10 of SFAS 5.

Response: The Company would note to the Staff that it will be updating its future disclosures to indicate that the appeal to the U.S. District Court referenced in the Form 10-Q has now been denied and that the Company has decided not to pursue any further appeals of the bankruptcy court decision, will withdraw its proof of claim in the bankruptcy, and will dismiss the state court action against Read-Rite that was initiated before Read-Rite filed for bankruptcy. The Company has not recognized an accrual for this loss contingency, even in light of the denial of the appeal, because the criteria of paragraph 8 of SFAS 5 have not been met. Specifically, the Company believed when it filed the Form 10-Q, based on information available to it, that it was not probable that a liability had been incurred as of the date of the financial statements, and the Company currently believes that it is not probable that a liability has been incurred in light of the denial of the appeal. Given the bankruptcy court’s decision and the denial of the Company’s appeal, neither the Company nor Western Digital, Read-Rite’s successor, has a license to the other’s head technology intellectual property and there is no active litigation pending between the Company and Western Digital Corporation. Accordingly, the Company believes that it is remote that this matter will have an impact on the Company that would be material to a decision to buy or sell the Company’s securities. Accordingly, the Company did not and does not believe that additional disclosure pursuant to SAB Topic 5Y or paragraphs 9 and 10 of SFAS 5 is warranted.

*    *    *

In connection with the foregoing response, the Company acknowledges that:

(1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please contact Charles C. Pope, Chief Financial Officer, at 831-439-2773 or William L. Hudson, General Counsel, at 831-439-5370.

Sincerely,

Seagate Technology

/s/ Charles C. Pope
Name:	Charles C. Pope
Title:	Executive Vice President, Finance and Chief Financial Officer

cc:	William L. Hudson
Executive Vice President,
General Counsel and Secretary

William H. Hinman, Jr.
Simpson Thacher & Bartlett LLP